Harte-Hanks, Inc.

9601 McAllister Freeway, Suite 601

San Antonio, TX  78216

December 10, 2012

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Harte-Hanks, Inc.
Form 10-K
Filed March 7, 2012
File No. 001-07120

Dear Mr. Spirgel:

On behalf of Harte-Hanks, Inc., a Delaware corporation, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 3, 2012 regarding the Form 10-K filed by the Company on March 7, 2012.  The numbered paragraphs below correspond to the number paragraphs in the comment letter.  To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for fiscal year ended December 31, 2011

Definitive Proxy Statement Incorporated by Reference

Summary Compensation Table, page 31

1.                                      We note disclosure that as part of the annual incentive plan element of your executive compensation program, an executive officer may elect to receive up to 30%, or 100% in the case of your CEO, of their cash bonus in the form of restricted stock.  In 2011, we note your CEO, Mr. Franklin, elected to receive all of the cash portion of his annual incentive plan bonus in the form of restricted stock, and Messrs. Skidmore and Munden elected to receive a “portion” of their respective cash bonuses in the form of restricted stock.

We note you report the full bonuses in the Summary Compensation Table for the year earned in the column titled “Non-Equity Incentive Plan Compensation.” Further, we note Larry Franklin Harte-Hanks, Inc. December 3, 2012 you report the portions taken in the form of restricted stock in the table under the column titled “Stock Awards” for the following year in which the grant was made.  For example, in 2010 we note Mr. Franklin was awarded $555,000 pursuant to your annual incentive compensation plan, for which he elected to receive 100% of this award in the form of restricted stock.  We note you report the $555,000 portion of the award in the Non-Equity Incentive Plan column for year 2010, and the elected restricted stock portion of the award in the Stock Awards column for year 2011.  However, if the relevant performance measure is satisfied during the fiscal year, the earnings or awards are reportable for that fiscal year, even if not payable until a later date.  Refer to Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K.  Also, since there is a right to stock payment embedded in the award, it appears the awards for those named executive officers who elect to receive stock payment should be reported as equity incentive plan awards in the Summary Compensation Table and Grants of Plan-Based Awards table for the year the award was earned.  For those named executive officers that elect to receive cash payment, the award should be reported in the Summary Compensation Table and the Grants of Plan-Based Awards table as non-equity incentive plan awards.

For future awards made under your annual incentive compensation plan that include the right to stock payment, please confirm that you will revise your tabular disclosure appropriately to reflect the guidance noted in our comment.  In addition, specifically disclose the “portion” of the respective bonuses elected to be taken in the form of restricted stock as a percentage of the total bonus award for each named executive officer.  For further guidance, see Questions 119.22 and 119.23 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response:  The Company acknowledges the Staff’s comment and in future filings will revise the tabular disclosure related to future awards made under the Company’s annual incentive compensation plan pursuant to the guidance noted in the Staff’s comment.

2.                                      We note your disclosure in footnote 6 to the table discussing additional payments received by Mr. Franklin that arise out of pre-existing compensation arrangements based on Mr. Franklin’s former service as an executive officer of Harte-Hanks, Inc.  For example, we note Franklin receives pension payments in the amount of $478,146 per year under a Defined Benefit plan and also a Restoration Benefit plan, as discussed on page 38.  However, we note the pension payment amount received by Mr. Franklin is not reported in the Summary Compensation Table itself.  It appears this amount should be reported in the table under the column “All Other Compensation” pursuant to Item 402(c)(2)(ix)(D)(1) of Regulation S-K.  This would include those payments paid or accrued pursuant to a plan or arrangement in connection with any termination, including without limitation through retirement, resignation, severance or constructive termination (including a change in responsibilities) of such executive officer’s employment with the registrant and its subsidiaries.  Please revise your Summary Compensation Table in future filings to include the pension payments received by Mr. Franklin pursuant to his pre-existing compensation arrangement with your company.

Response:  The Company acknowledges the Staff’s comment and in future filings will revise the Company’s Summary Compensation Table to include the pension payments received by Mr. Franklin pursuant to his pre-existing compensation arrangement with the Company.

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In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Douglas Shepard, Executive Vice President and Chief Financial Officer of the Company, with respect to certain matters.

If you have any questions or require any further information with regard to the foregoing, please contact the undersigned by phone at (210) 829-9135.

Very truly yours,

HARTE-HANKS, INC.

By:	/S/ Robert L. R. Munden
Robert L. R. Munden
Senior Vice President,
General Counsel & Secretary